Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110-2624

July 30, 2010

Chris Perriello

(617) 951-7162

chris.perriello@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—
Responses to Comments on Post-Effective Amendment No. 11

Dear Mr. Thompson:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 11 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A. The Trust filed the Amendment pursuant to Rule 485(a)(2) under the Securities Act of 1933, as amended (the “Securities Act”), on March 19, 2010 in connection with the registration of certain share classes of a new series of the Trust: Class A, Class C, Class R, Institutional Class, Class P, Administrative Class and Class D shares of Allianz RCM China Equity Fund (the “Fund”). The Amendment was structured to comply with amendments to Form N-1A adopted by the Commission in January 2009 which, among other things, require a summary section with specific disclosure items at the front of each statutory prospectus included in a registration statement on Form N-1A and other required disclosure changes. We received your oral comments regarding the Amendment via telephone on May 13, 2010. Summaries of your comments and the Trust’s responses are set forth below. These responses have been reflected in Post-Effective Amendment No. 14 to the Trust’s Registration Statement, which was filed, pursuant to Rule 485(b) under the Securities Act, on June 4, 2010.

A.	Allianz RCM China Equity Fund Prospectus for Class A, Class C and Class R Shares (the “Retail Prospectus”)

1.	Comment: For the expense limitation arrangement reflected within the Fund’s Fund Summary in the Annual Fund Operating Expenses table pursuant to Instruction 3(e) to

Item 3 of Form N-1A, please add disclosure to the corresponding footnote, to the extent possible, reflecting who may terminate the arrangement and the circumstances under which it may be terminated.

Response: The corresponding footnote has been revised to reflect that the expense limitation arrangement is irrevocable by the Fund’s manager through June 30, 2011.

2.	Comment: Please either (i) revise the definition of “Chinese companies” to remove those companies that are defined as such solely by virtue of being incorporated in mainland China, or (ii) provide the Staff with an explanation as to why a company incorporated in mainland China exhibits a sufficient nexus to the Chinese economy.

Response: The Trust respectfully submits that the current disclosure remains appropriate. A company incorporated in mainland China is subject to internal legal, regulatory and tax structures, both national and local, which may be characterized as less developed and less predictable compared with the U.S. and other legal, regulatory and tax systems. China has yet to develop comprehensive securities, corporate, or commercial laws, and its market is relatively new and undeveloped. Also, foreign investments may be restricted.

Historically, China’s central government has exercised substantial control over the Chinese economy through administrative regulation, state ownership, the allocation, expropriation or nationalization of resources, by controlling payment of foreign currency-denominated obligations, by setting monetary policy and by providing preferential treatment to particular industries or companies.

Despite economic reforms that have resulted in less direct central and local government control over Chinese businesses, actions of the Chinese central and local government authorities continue to have a substantial effect on economic conditions in China. These activities, which may include central planning, partial state ownership of or government actions designed to substantially influence certain Chinese industries, market sectors or particular Chinese companies, may adversely affect the public and private sector companies in which the Fund invests, including those that are incorporated in China. Government actions may also affect the economic prospects for, and the market prices and liquidity of, the securities of China companies and the payments of dividends and interest by China companies. In addition, currency fluctuations, monetary policies, competition, social instability or political unrest may adversely affect economic growth in China. The Chinese economy and Chinese companies may also be adversely affected by regional security threats, as well as adverse developments in Chinese trade policies, or in trade policies toward China by countries that are trading partners with China.

3.	Comment: With respect to the description of Chinese companies in which the Fund will, under normal circumstances, primarily invest as indicated in the “Principal Investment Strategies” section of the Fund’s Fund Summary, please advise the Staff as to whether the companies referred to as “Red Chips” either (i) derive at least 50% of their revenues or profits from business activities in mainland China or (ii) maintain at least 50% of their assets in mainland China.

Response: RCM Capital Management LLC (“RCM”), sub-adviser of the Fund, has confirmed that “Red Chips” in which the Fund may invest will either derive at least 50% of their revenues or profits from business activities in mainland China or maintain at least 50% of their assets in mainland China.

4.	Comment: Please revise the Fund’s Prospectus so as to include China-related risk as a principal risk of investing in the Fund and add disclosure describing this risk within the applicable sections of the Prospectus.

Response: Disclosure regarding China and the risks of China-related investments was included under the section titled “Characteristics and Risks of Securities and Investment Techniques – Emerging Markets.” The applicable disclosure has been revised and moved to the section titled “Summary of Principal Risks” under a new principal risk entitled “China-Related Risk.”

5.	Comment: Please revise the section heading titled “Prior Related Performance Information” within the Prospectus to make it more explicit that this section refers to the prior performance of the Fund’s sub-adviser.

Response: The section heading titled “Prior Related Performance Information” within the Prospectus has been changed to “RCM’s Prior Related Performance Information.”

6.	Comment: With respect to the first paragraph of the Prospectus section titled “Prior Related Performance Information,” please clarify what is meant by “institutional accounts” and please explain whether, and why, any accounts are excluded from those that comprise the account “Composite.”

Response: RCM has confirmed that the Composite includes all fee-paying, fully discretionary accounts managed by RCM for at least one full month that have investment objectives, policies, strategies and risks substantially similar to those of the Fund, and the disclosure in this section has been revised to reflect this clarification.

7.	Comment: With respect to the fifth paragraph of the Prospectus section titled “Prior Related Performance Information,” please clarify whether the accounts included in the Composite are subject to lower expenses and whether the performance of such accounts would have been less favorable if the accounts were subject to the same expenses as the Fund.

Response: The corresponding disclosure has been revised to reflect that the accounts included in the Composite generally are subject to lower expenses and that, consequently, the performance results for the Composite would have been less favorable if the accounts were subject to the same expenses as the Fund.

8.	Comment: Please revise the table in the Prospectus section titled “Prior Related Performance Information” to present the “Net of Fees” return figures in the first column of the table, before the “Gross of Fees” return figures.

Response: The requested revisions have been made.

9.	Comment: Please revise the table in the Prospectus section titled “Prior Related Performance Information” to include performance information on a five- and ten-year basis alongside the current presentation of calendar year returns.

Response: The requested revisions have been made.

B.	Allianz RCM China Equity Fund Prospectus for Institutional Class, Class P, Administrative Class and Class D Shares (the “Institutional Prospectus”)

1.	Comment: All comments that were made to the Retail Prospectus that are relevant to the Institutional Prospectus apply.

Response: The Trust’s responses with respect to the Retail Prospectus should be deemed repeated with respect to the Institutional Prospectus where applicable, and applicable conforming changes have been made.

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As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Commission’s staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Commission’s staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

***

Please do not hesitate to call me (at 617-951-7162) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Kind regards,

/s/ Chris J. Perriello

Chris J. Perriello, Esq.

cc:	E. Blake Moore, Jr.

Brian S. Shlissel

Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

George B. Raine, Esq.

Travis E. Lang, Esq.